Exhibit 3.01

Section 3.14 of the Amended and Restated Bylaws
of Sunrise Telecom Incorporated
as Amended and Restated on February 7, 2006

3.14 Chairman of the Board of Directors; Vice-Chairman of the Board of Directors.

The Board of Directors of the Corporation may also have, at the discretion of the Board of Directors, a Chairman, and one or more Vice-Chairmen, each of whom must be a member of the Board of Directors and none of whom shall be considered an officer of the Corporation.